NORD PACIFIC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

QUARTERS ENDED JUNE 30, 2004
AND JUNE 30, 2003

(Expressed in United States dollars)

Consolidated Balance Sheet

Consolidated Statement of Loss and Deficit

Consolidated Statement of Cash Flows

Notes to the consolidated Financial Statements

Management's Discussion and Analysis

NORD PACIFIC LIMITED
(Incorporated under the laws of New Brunswick)

CONSOLIDATED BALANCE SHEET

Canadian GAAP

AS OF JUNE 30, 2004 AND JUNE 30, 2003

(In thousands of U.S. Dollars)

ASSETS	June 30, 2004	June 30, 2003
Current assets:
Cash and cash equivalents	$ 193	$ 187
Accounts receivable:	32	13
Prepaid expenses	--	4
Total current assets	225	204

Property, plant and equipment at cost less accumulated	131	156

Deferred exploration and development costs	1,366	1,049
Deposits	27	25
Other assets	--	--
	$ 1,749	$ 1,434

LIABILITIES
Current liabilities:
Accounts payable:	$ 254	$ 377
Accrued expenses	35	74
Current maturities of long-term debt	--	--
Payable on foreign currency contracts	--	--
Total current liabilities	289	451

Long-term liabilities:
Long-term debt (note B)	589	--
Pension and vacation benefits	86	61
Other Long Term Liabilities	--	--
Total long-term liabilities	675	61

Minority Interest	1,538	839
Total Liabilities	2,502	1,351

SHAREHOLDER'S EQUITY (DEFICIT)
Share capital	48,521	47,478
Foreign currency translation	669	669
Deficit	(49,943)	(48,064)
Total stockholders' equity (deficit)	(753)	83
	$ 1,749	$ 1,434

See accompanying notes to consolidated financial statements.

NORD PACIFIC LIMITED

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

Canadian GAAP

SIX MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2003

(In thousands of U.S. dollars, except share and per share amounts)

	Six Months Ended June 30,
	2004	2003
Revenue	$ --	$ --

Expenses
General and administrative	991	541
Total costs and expenses	991	541

Operating earnings (loss)	(991)	(541)

Other income (expense)
Interest and other income (expense), net	1	3
Interest expense	(4)	(1)
Foreign currency translation gain (loss)	(32)	33
Total other income (expense)	(35)	35

(Loss) before the following items	(1,026)	(506)

Share of loss attributable to minority interest in the Simberi Mining Joint Venture	149	73
Net (loss)	(877)	(433)

Deficit - at beginning of quarter	--	--

Deficit at end of quarter	$ (877)	$ (433)

Per share amounts:
Net loss per common share	$ (0.03)	$ (0.02)

Weighted average common shares outstanding	$ 30,719,426	$ 18,849,720

*  Less than $.01 per share.

NORD PACIFIC LIMITED

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Canadian GAAP

Six months ended June 30, 2004

(In thousands of U.S. dollars)

	Six Months Ended June 30,
	2004	2003
Operating activities:
Net earnings (loss)	$ (877)	$ (433)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation	9	16
Provision (credit) for retirement benefits	(7)	--
Minority interest share of (loss)	(149)	(18)
Change in assets and liabilities:
Accounts receivable	(17)	2
Other assets	--	(4)
Prepaid expenses	--	(4)
Accounts payable	(226)	262
Accrued expenses and other liabilities	(112)	23
Net cash provided by operating activities	(1,379)	(156)

Investing activities:
Capital expenditures	--	(15)
Investment in Simberi Joint Venture by minority interest partner	244	663
Deferred exploration and development costs	(418)	(421)
Net cash provided in investing activities	(174)	227
Financing activities:
Additions to debt	354	--
Issuance of common shares in exchange for debt	1,043	--
Net cash provided by (used on) financing activities	1,397	--

Effect of exchange rate changes on cash and cash equivalents	--	--
Increase (decrease) in cash and cash equivalents	(156)	71
Cash and cash equivalents - beginning of year	12	72

Cash and cash equivalents - end of year	$ (144)	143

Cash paid for interest	$ 4	$ 1

See accompanying notes to consolidated financial statements.

A.      FINANCIAL STATEMENTS OF NORD PACIFIC LIMITED (the "Company")

These interim consolidated financial statements are unaudited.  In the opinion of management, all adjustments, which consist of normal recurring accruals, necessary to present fairly the financial position and results of operations for the interim periods presented have been made.  The results shown for the second quarter of 2004 are not necessarily indicative of the results that may be expected for the entire year.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles accepted in Canada have been omitted.  It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Joint Information Circular dated August 13, 2004.

Per Share Amounts:  Basic earnings (loss) per common share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the year.  Diluted earnings per share is calculated based on the weighted average number of common shares outstanding adjusted for the dilutive effect of stock options and warrants outstanding.  For the periods ended June 30, 2003 and 2004, the assumed exercise of options and warrants was antidilutive and therefore not included in the weighted average share computation.

B.      LONG-TERM DEBT

(In thousands)
Nord Resources Corp. settlement agreement	$ 210

Allied Gold financing agreement	379
$ 589

C.           GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The effect of the material differences between generally accepted accounting principles (GAAP) in Canada and the United States on the Company's net income and shareholders' equity is summarized as follows:

	2004	2003
Net loss for the six months under Canadian GAAP	(877)	(433)

Adjust for exploration costs deferred under Canadian GAAP but expenses under United States GAAP	(81)	(79)

Net loss for the six months under United States GAAP	$ (958)	$ (512)

Net loss per common share under United States GAAP	$ (0.03)	$ (0.03)

Shareholders' equity (deficit) under Canadian GAAP	$ (753)	$ 83

Cumulative deferred exploration costs	(337)	(123)

Shareholders' equity (deficit) under United States GAAP	$ (1,090)	$ (40)

MANAGEMENT'S DISCUSSION AND ANALYSIS.

Plan of Operation and Liquidity

The following Plan of Operation should be read in connection with Nord Pacific's financial statements and notes hereto and the Joint Information Circular. Information discussed herein includes forward-looking statements or opinions regarding future events or the future financial performance of Nord Pacific, and is subject to a number of risks and other factors which could cause the actual results to differ materially from those contained in forward looking statements.  These risks include completion of the plan of arrangement with Allied Gold Limited ("Allied Gold"), Nord Pacific's dependence on external financing because it has no revenues, risks inherent in new and existing mining operations, political risks of Papua New Guinea, the effects of any substantial or extended decline in gold prices, the possibility of increased costs for the proposed Simberi Oxide Gold Project, currency fluctuations, and other risks, which are described in Item 3, Property, of Nord Pacific's Annual Report on Form 10-KSB for the year ended December 31, 2003 (the "Nord 10-KSB").

Nord Pacific's Plan of Operations for the next 12 months is to continue funding its equity obligations for the Simberi Mining Joint Venture ("SMJV") from outside sources and to complete the proposed arrangement (the "Arrangement") with Allied Gold. Nord Pacific intends to obtain this funding, which is also used to support the administrative operations of Nord Pacific, under the credit facility agreement (the "Credit Agreement") between Nord Pacific and Allied Gold as described in Item 1, Business, of the Nord 10-KSB.

Nord Pacific anticipates that its cash needs for administrative operations from July 1, 2004 through June 30, 2005 will be approximately $600,000 and that equity funding for the SMJV during those 12 months will be up to approximately $3,000,000. However, Nord Pacific also anticipates completion of the Arrangement with Allied Gold in the third quarter of 2004. So long as Nord Pacific meets the conditions of the Credit Agreement with Allied Gold, cash available under that facility should be sufficient for Nord Pacific's needs until the Arrangement is finalized in the third quarter of 2004, or beyond, if required.

As of August 24, 2004, Nord Pacific had borrowed over $1,615,000 under the Credit Agreement with Allied Gold, Allied Gold had converted $1,043,000 of these borrowings into 16,433,650 fully paid common shares of Nord Pacific.

Nord Pacific does not have any active operations that generate revenue. The SMJV proposes to develop the Simberi Gold Mining Project into an operating mine. Nord Pacific believes that it must complete the Arrangement with Allied Gold, an alternative sale of all or part of Nord Pacific or an external financing in order to be able to continue operations and to develop Simberi Gold Mining Project.

Nord Pacific has no expected purchase or sale of any significant assets or any expected significant changes in the number of employees.

Nord Pacific's cash position decreased to $12,000 at December 31, 2003 from $72,000 at December 31, 2002 and increased to $193,000 at June 30, 2004. This increase is due to higher levels of borrowings under the Credit Agreement, part of which have been converted into common shares.

Cash used in operating activities was $877,000 for the first six months of 2004 compared to $433,000 in the first six months of 2003. The change in the current year was primarily the result of the increased expenditures at the Simberi Mining Joint Venture and from Nord Pacific's efforts to maintain corporate viability, reduce accrued liabilities, and complete the Arrangement with Allied Gold.

Nord Pacific's joint venture partner, PGM, has advised that it has infused cash into the SMJV of $1,378,000 as at December 31, 2003 and $1,705,000 as at June 30, 2004 on Simberi Project predevelopment activities, including corporate maintenance requirements, in order to earn a 50% interest in the Simberi Mining Lease, ML 136.  This cash infusion supported the efforts to continue operations in PNG, Australia and the United States. PGM will earn an additional 25% of the SMJV when it contributes additional capital to complete funding of at least $1.5 million, which it appears to have done, subject to verification of costs and expenses submitted.

In April 2004, Nord Pacific conveyed its 20% carried interest in the Johnson Camp Mine (a copper mine near Dragoon, Arizona) and incurred additional debt of A$280,000 (US$209,860) as part of a settlement with Nord Resources Corporation described Item 3, legal proceedings of the Nord 10-KSB. The settlement was signed in connection with the Arrangement with Allied Gold. This debt will be exchanged by Nord Resources for 1,400,000 shares of Allied Gold if the Arrangement is completed. Nord Pacific's carried interest in the mine did not have a value on Nord Pacific's balance sheet. Nord Pacific has no expected purchase or sale of any significant assets or any expected significant changes in the number of employees.

Results of Operations

Six Months ended June 30, 2004 compared to June 30, 2003

Nord Pacific recorded a net loss of $877,000 for the six months ended June 30, 2004 compared to a net loss of $433,000 for the six months ended June 30, 2003. Of this loss in the first six months of 2004, $325,000 was directly related to expenses incurred during 2004 to remain an operating entity. Additionally, general and administrative expenses increased for the six months ended June 30, 2004 to $991,000 from $541,000 for the six months ended June 30, 2003, resulting in the higher loss in the first six months of 2004 compared to the same period in 2003. No revenue has been generated since the sale of the Girilambone copper mine joint venture in March 2002.

Deferred general exploration expenses in 2004 and 2003 included expenses from the Simberi Mining Joint Venture for camp provisions, contract labor, field supplies, fuel, maintenance, repairs, and medical expenses. Deferred general exploration expenses increased to  $418,000 in the first six months of 2004 compared to exploration costs of $421,000 in the first six months of 2003.

General and administrative (G & A) expenses in 2004 and 2003 included compensation of officers and employees, director's fees, legal fees, accounting fees, office rental, supplies, and other administrative and management costs. G & A increased for the six months ended June 30, 2004 to $991,000 from $541,000 in the first six months of 2003.  This increase was primarily due to legal expenses of $398,000 in 2004 compared to $111,000 in 2003. Legal and accounting fees were incurred to defend litigation (regarding an attempt by PGM to become a party to a lawsuit in New Brunswick and challenge the proposed arrangement with Allied Gold), to file reports with the Securities and Exchange Commission including Nord Pacific's annual report for the year ended December 31, 2003, and to work on the completion of the Arrangement with Allied Gold Limited.

Salaries to employees and contract employees increased from $256,000 in the first six months of 2003 to $301,000 in the first six months of 2004. G & A expenses in the first six months of 2004 and 2003 included the Simberi Mining Joint Venture's G&A expenses consolidated by Nord Pacific totaling $265,000 and $211,000, respectively.

In the first six months of 2004, Nord Pacific consolidated the operations of SMJV based on a 50% interest in the joint venture. Nord Pacific's interest of 50% is based on PGM having a 50% interest in the joint venture, which is subject to an audit confirmation of expenditures made by PGM.  PGM's claim of the 50% share of the operating loss of the joint venture is shown as minority interest in operations of $149,000 in the consolidated statement of operations and their minority interest in the joint venture is shown as minority interest of $1,538,000 on the consolidated balance sheet.